Exhibit 99.1

News Release

Stantec to Provide Design Services for Pennsylvania’s Largest Solar Project

The 70-megawatt, 150,000-panel solar installation being financed and built by

Lightsource BP will provide 25 percent of Penn State University’s electricity over the next 25 years

Credit: Lightsource BP

Edmonton, AB; New York, NY; Lurgan Township, PA (October 24, 2019) TSX, NYSE: STN

Penn State University, in partnership with Lightsource BP, has broken ground on the largest solar project in the state of Pennsylvania. The project is expected to provide 25 percent of the university’s electricity, at a savings of over $14 million, over the next 25 years. Lightsource BP will build, own and operate the facility and sell the electricity to Penn State under a long-term power sales contract.

As one of the lead engineering firms on the project, Stantec has been hired by Rosendin, the EPC contractor (engineering, procurement, and construction), to provide electrical, structural, and civil engineering design services. The project will see installation of 150,000 solar panels across three locations spanning over 500 acres of leased land in Franklin County, Pennsylvania.

“Lightsource BP has a track record of building solar farms that enhance local biodiversity and agriculture, and we’re excited to work with Stantec to advance that model with this project in Pennsylvania,” said Kevin Smith, Lightsource BP’s CEO of the Americas. “Stantec’s engineering expertise, along with their focus on local environments and communities, fits well with our core objectives.”

Through assistance from Penn State researchers, the project design team is incorporating environmentally conscious design elements into the 70-megawatt project, such as grasses and shrubs that will help increase pollination and thwart honeybee population decline. The project will also serve as a working laboratory for students and faculty.

“Penn State and Lightsource BP are demonstrating a profound commitment to a renewable future with the addition of this 70-megawatt solar project,” said Robert Molner, Solar Subsector Leader for US Power at Stantec. “This is a monumental project for the university and the state of Pennsylvania, and we are taking great care to be mindful of local wildlife populations and minimize disruption to the land.”

Stantec has a highly experienced team from five offices collaborating on the project, which is being led out of its Wall Township, New Jersey office. The project is expected to be complete in July 2020.

“Solar power plays a vital role in helping communities produce clean energy,” said David Bernier, Power Lead at Stantec. “Penn State University and Lightsource BP are showcasing the innovative and forwarding thinking approaches needed for communities large and small across North America to meet aggressive renewable energy goals.”

Within the changing energy landscape, Stantec is addressing evolving renewable energy needs. Stantec has experience in all forms of renewable energy production including wind, solar, hydropower and energy storage. Stantec has delivered over 11,000 MW of solar energy projects across North America and internationally, working with major developers and utility clients on the development and interconnection of a wide range of utility scale solar projects, from multi-site solar photovoltaic (PV) portfolios, to record setting concentrated photovoltaic installations. To learn more, visit: stantec.com/solar-power.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact

Danny Craig

Stantec Media Relations

Ph (949) 923-6085

danny.craig@stantec.com

Investor Relations Contact

Cora Klein

Stantec Investor Relations

Ph (780) 969-2018

cora.klein@stantec.com

Design with community in mind